

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2013

<u>Via E-Mail</u>
Robert Bzdick
Chief Executive Officer
Document Security Systems, Inc.
First Federal Plaza
28 Main Street East, Suite 1525
Rochester, NY 14614

> **Re: Document Security Systems, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 15, 2013**
> **File No. 333-185134**

Dear Mr. Bzdick:

We have reviewed your amended filing and your response letter dated January 15, 2013 and have the following comments. Unless otherwise noted, references to prior comments refer to our comment letter dated December 28, 2012.

<u>General</u>

1.   We are in receipt of your request for confidential treatment for portions of Exhibit 10.72 submitted in a separate application pursuant to Securities Act Rule 406. We will respond your request for confidential treatment under separate cover. Please be advised that all comments relating to your confidential treatment request must be resolved prior to effectiveness of your registration statement on Form S-4.

2.   We note your responses to prior comments 3, 4 and 5 of our prior letter. It is our understanding that the total number of Document Security Systems, Inc. ("DSS") common stock to be issued as part of this registration statement will be up to 27,350,000 shares consisting of the following:
   - up to 17,250,000 DSS common stock shares exchanged for Lexington common and preferred stock;
   - 7,100,000 DSS common stock shares held in escrow; and
   - up to 3,000,000 DSS common stock shares issued if Lexington's cash balance exceeds $7.5 million.

   In addition, it appears that you seek to register:
   - 2,000,000 DSS options and 2,000,000 shares of DSS common stock underlying those options;

- 4,859,894 warrants with an exercise price of $4.80 per share and the 4,859,894 shares of DSS common stock underlying the warrants; and
- additional DSS convertible preferred stock or warrants with an exercise price for $.02 per share if any Lexington preferred stockholder will become a 9.99% or more beneficial owner of DSS common stock as a result of this merger.

To the extent this summary accurately reflects your transaction, please revise your prospectus cover page, questions and answers, and summary term sheet to make this clear in narrative or tabular form. Alternatively, please provide further clarification.

Prospectus Cover Page

3.   We note the illustrative examples on pages 1-3, 15-16, and 65-66 demonstrating the mechanics of how an individual stockholder may be affected by the various exchange ratios; however, this presentation, while useful, is too dense for inclusion on the prospectus cover page. Please substantially revise your prospectus cover page to limit the information to the key features of the transaction. Please note that you may include, as appropriate, cross-references to sections within your prospectus that contain more detailed explanations. In this regard, we note that your revised disclosures on pages 1-3 and 15-16 should also include specific cross-references to more detailed disclosure regarding how the number of securities to be issued for each Lexington security holder will be determined. In addition, please replace the repeated generic statement "as described in this proxy statement/prospectus" with cross-references to specific sections or pages where this information is available.

DSS Proposal No. 3: Approval of an Amendment to DSS's Amended and Restated Certificate of Incorporation to Implement a Staggered Board of Directors, page 104

4.   We note your response to prior comment 8 regarding the identity of your prospective board. Please revise to disclose the names of the directors that will be appointed, if known, should the merger be approved and the staggered board proposal rejected.

You may contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, me at (202) 551-3457 with any questions relating to your registration statement.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
Philip Jones, Chief Financial Officer

Document Security Systems, Inc.